FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

February 27, 2008

Item 3: News Release:

A news release dated and issued on February 27, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Commences 40,000 foot Phase 2 Expansion Drill Program at Golden Summit

Item 5: Full Description of Material Change:

February 27, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to   announce the first of a series of drilling programs that will be undertaken on its projects this year.  Each program is designed to further delineate and extend the new, open-ended mineralized zones intersected in the 2007 programs, and to continue to expand and further upgrade the Company’s gold resources.

The first program to be undertaken is a 40,000 foot Phase 2 continuation of the systematic RAB drill program that was conducted from December 2006 through November 2007 on the Golden Summit project outside Fairbanks, Alaska. This program consisted of 674 (40,093 feet) shallow, closed spaced vertical holes that were drilled in north-south oriented lines of holes at various locations along a mile wide east-west oriented area of gold mineralization in the vicinity of the historic Cleary Hill Mine.  This area was seen to contain broad and continuous gold-bearing shear zones over the entire mile length and over a maximum tested width of 1,500 feet.  The mineralization identified in this first phase of drilling remains open in all directions.  This mineralized area is comprised of multiple 100 to 300 foot wide parallel shear zones that can be traced from drill fence to fence.  The shears themselves contain multiple high grade narrow veins (which was the focus of historical underground mining in the camp) surrounded by lower grade mineralization, that in its entirety, presents attractive bulk mineable, open pit mineralized targets.

As seen in Figure 1 (www.freegoldventures.com/i/maps/Map_022708ITF.jpg) the initial fences were drilled in the eastern half of the area, starting in the vicinity of the old Beistline shaft, where trenching, stripping and the first bulk sampling initially revealed the potential bulk mineable nature of the gold mineralization.  As the first fences ended with good gold mineralization in the holes at the northern and southern ends, subsequent fences were drilled over progressively longer lengths as they moved westward.  These initial fences were drilled as 500 foot step-outs until Fence 5 (covering 1,725 of width) which contained multiple 100 to 275 foot wide zones, each averaging more than 1 g/t over the maximum 78 foot depth capability of the RAB drill.   Fence 6 was a subsequent 2,300 foot step out to the west testing a particular shear target with shorter fence lengths.  This particular shear was then traced back to the east in Fences 7, 8, 16-19 where it is now appears to be trending into the heart of the main vein swarm south of the Cleary Hill mine.

The Phase 2 drilling, which will continue to use the same percussion blast-hole drill equipped with an OEM dust and drill cutting collector, is designed to test and delinate multiple expansion targets.   As Phase 1 drilling encountered high-grade intercepts over significant widths at or near surface in many of the fences (e.g. 9’ @ 28.5 g/t (Fence 15), 3’ @ 33.9 g/t (Fence 9), 6’ @ 23.4 g/t (Fence 3), 9’ @ 25.3 g/t (Fence 5), and 3’ @ 34.8 g/t and 15’ @19.6 g/t in the Beistline area), the first fences in Phase 2 are designed to test the continuity of some of the wider, higher grade areas of gold mineralization along strike.  Drilling has now commenced with short fences of holes (Fence 24) stepping out from 75 to 150 feet on either side of  multiple higher-grade mineralized intercepts encountered in Fence 4 (e.g. 6’ @ 20.5 g/t , including 3’ @ 36.2 g/t (hole 191), 6’ @ 15.0 g/t, including 3’ @ 22.2 g/t (hole 194), and 3’ @ 19.3 g/t (hole 196)).  Logging of drill cuttings recovered from holes already completed is identifying visible gold in some of the drill holes, indicating that these higher grade shears and veins zones may have continuity along strike.

Subsequent fences will be drilled in the Tolovana mine area on the western end of the zone.   Since the original fences in this area only tested the mineralized zone over widths of approximately 100 feet, two of the Fences (6 and 17) will each get extensions to the north and south (Fences 6 N and 17 N extensions plus Fences 22 and 23 to the south) totaling an extra 1,000 feet to determine if the same width of mineralization seen in Fence 5 continues to the west.   Fence 20 will then be drilled over a length of 1,750 feet to cover the last large gap between Fences 5 and 19.   These three fences were bulldozed to bedrock last fall before freeze-up in order to facilitate the commencement of winter drilling.  Numerous areas of quartz veining and alteration were seen in this stripping, and significant grab samples taken at surface along the area to be drilled include 5.2 and 80.5 g/t along Fence 20, and 7.5, 8.3, 12.3 and 23.7 g/t along Fence 22.

Following completion of extensional and in-fill drilling on the western side of the zone, RAB drilling will move back to the eastern Beistline area.  Fence 25 will test for additional parallel vein swarms over a distance of 500 feet to the south of where the previous RAB drilling and bulk sampling ended in gold mineralization.  This will be followed by Fence 26, an 800 foot eastward step out that will be the first systematic exploration east of the Beistline shaft area to determine if the vein swarm continues in this direction.  If this step out is successful, plans for additional step outs to the east will be developed.

In addition to this ongoing RAB drilling (which is continuing to be viewed as a cost effective exploration tool to determine the areal extent of mineralization in this area), the Company will also be conducting a deeper core drilling program that will provide the first systematic testing of this gold mineralization to depth, and provide the Company with the first opportunity to begin determining the resource potential in this Cleary Hill mine area.  Detailed information on this drill program, an update on initial Golden Summit bulk sampling results, and information on drill programs currently planned on our other Alaskan projects will be reported shortly.

True widths of the veins reported in this release are variable, as the orientation of the various mineralized structures encountered throughout the drilling is variable.  Drilling is currently being conducted with an Ingersol-Rand conventional percussion drill.  Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag.  Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements. One duplicate assay is conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples.  Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604-662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 27th day of February 2008.